UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

25 September 2014

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	New York Stock Exchange		JSE Limited

ENVIRONMENTAL, SOCIAL AND GOVERNANCE BRIEFING

Mike Henry, President HSE, Marketing and Technology, and Tony Cudmore, President Group Corporate Affairs, will present an Environmental, Social and Governance Briefing in Sydney today.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan
Company Secretary

Five Rivers Australia
Environmental, Social and Governance briefing
Tony Cudmore President - Corporate Affairs
Mike Henry President - HSE, Marketing and Technology
25 September 2014
bhpbilliton
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Disclaimer
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Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP
Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Basis of preparation
Financial information for FY13 onwards has been included on the basis of IFRS 10, IFRS 11 and IFRIC 20.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Environmental, Social and Governance briefing, 25 September 2014 Slide 2

Key themes
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resourcing the future
Sustainability is a BHP Billiton Charter value
We believe high-quality governance supports long-term value creation
Our portfolio is resilient to a broad range of scenarios
We have a clear position on, and approach to, climate change
We have a comprehensive approach to sustainability risks
Our Health, Safety, Environment and Community (HSEC) framework is focused on effective control of these risks
Environmental, Social and Governance briefing, 25 September 2014
Slide 3

Who we are and what we stand for
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We are a leading global resources company
Our Charter was first introduced in 1999 and remains the single most important means by which we communicate who we are, what we do and what we stand for
It is the foundation of everything we do
Sustainability is our first charter value
We believe our track record on sustainability issues, including climate change, is strong bhpbilliton
resourcing the future
Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer May 2013
Environmental, Social and Governance briefing, 25 September 2014
Slide 4

Good governance is good business
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Good governance is just good business…
“We don’t have a governance framework to which the Board and Management are held accountable just because we have an interest in governance or because we need to tick boxes.
It’s really simple… you can’t have a good business based on bad governance. Governance is the same as putting health and safety first – it is one of the foundations of a robust business.
We believe that long-term value creation is supported by high quality governance and it is not just a matter for the Board. It is equally the responsibility of executive management. Good governance should be embedded throughout the organisation. We strive to foster a culture that values and rewards high ethical standards, personal and corporate integrity and respect for others.
Our Charter embodies our corporate purpose, strategy and values and defines when we are successful. It is core to the governance framework of BHP Billiton.”
Chairman, Jac Nasser
Eagle Ford
Environmental, Social and Governance briefing, 25 September 2014
Slide 5

Governance begins with Board skills and experience
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resourcing the future
Amongst other attributes, the Board requires that each Director demonstrates:
unquestioned honesty and integrity
proven track record of creating value for shareholders
time available to undertake the responsibilities
ability to apply strategic thought and consider materiality and risk tolerance in decision-making preparedness to question, challenge and critique
willingness to understand and commit to the highest standards of governance
Board skills and experience1
Board
Risk and Audit
Nomination & Governance
Remuneration
Sustainability
Finance
Total directors 14 4 3 5 4 4
Executive leadership 13 3 3 4 4 4
Global experience 14 4 3 5 4 4
Governance 14 4 3 5 4 4
Strategy / Risk 14 4 3 5 4 4
Financial acumen 14 4 3 5 4 4
Capital projects 12 3 3 3 4 4
HSE 13 4 3 4 4 4
Remuneration 14 4 3 5 4 4
Mining 5 1 0 1 2 2
Oil & gas 6 1 2 3 2 1
Marketing 12 2 3 4 4 4
Public policy 14 4 3 5 4 4
1. Current Board profile: the table sets out the key skills and experience of the Directors and the extent to which they are represented on the Board and its committees.
Environmental, Social and Governance briefing, 25 September 2014
Slide 6

We have a strong governance framework
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Our key governance documents are publicly available:
– Our Charter
– Board Governance Document & Committee Terms of Reference
– HSEC elements of Group Level Documents1 (GLDs)
– Sustainability Report
– Supply GLD
– Code of Business Conduct
Group Level Documents1
Reporting
1. Group Level Documents set out the mandatory, minimum performance requirements that allow us to meet our governance obligations and manage overall effectiveness of the Group.
Environmental, Social and Governance briefing, 25 September 2014
Slide 7

We identify and manage our material sustainability risks
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resourcing the future
The Sustainability Committee assists the Board in oversight of HSEC matters, including climate change
This includes overseeing areas of risk control, compliance with applicable legal and regulatory requirements and overall performance
Our Risk Management framework embeds risk identification and management practices into business activities and functions
This is the basis of an active and consistent risk-based approach to sustainability
Addressing climate change
Keeping our people and operations safe
Focusing on the health of our people
Our people
Greenhouse gas emissions
Biodiversity and land management
Water Stewardship
Supporting and engaging with our communities
Respecting human rights
Making a positive contribution to society
Operating with integrity
Conducting business transparently
Governance
People
Our focus areas
Society
Environment
Environmental, Social and Governance briefing, 25 September 2014
Slide 8

Strategic planning informs our priorities
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The Board annually reviews our strategy and priorities
Corporate planning is underpinned by detailed scenario analysis
The Group-wide multi-year plan is developed with input from the businesses
Our high-quality, diversified portfolio provides us with unique opportunities
Our capital allocation process has improved overall capital productivity
NPV
ROC
IRR
MARGINS
Capital allocation
Maximise shareholder returns
Environmental, Social and Governance briefing, 25 September 2014
Slide 9

Scenarios provide a powerful lens to assess the portfolio
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resourcing the future
Internally consistent and multidimensional; sufficiently divergent but plausible
Provide a snapshot of how the world might look over coming decades
Take into account long-term uncertainties in geopolitics, macroeconomics, climate change and technological innovation
Updated annually and reviewed by the Group Management Committee and the Board
Use signposts and triggers to monitor the emergence of one scenario over another
We also assess ‘shock’ events which simulate the effects of high-impact, low-probability events on our portfolio
Environmental, Social and Governance briefing, 25 September 2014 Slide 10

Our portfolio is resilient
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resourcing the future
Our analysis shows that our portfolio is resilient across all our scenarios
This is due to:
the diversified nature of our portfolio;
the relatively short pay-back periods for many of our fossil fuel investments
In a carbon constrained world our high-quality metallurgical coal and iron ore assets, uranium and potash, and possibly copper, mitigate the negative impacts on other commodities
Our diversity provides us with the flexibility to respond to changing demand and meet society’s expectations while maximising shareholder returns
Copper
Coal
Petroleum
Iron Ore
Environmental, Social and Governance briefing, 25 September 2014 Slide 11

Our record of action on climate change demonstrates our strong commitment
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Our actions on climate change
Produced public environment report detailing GHG emissions / management strategies
1997
Introduced independent assessment of data in
Environmental
Report
1998
Set public target to reduce GHG intensity by 10% by 2000 - achieved 12%
Established Carbon Pricing Protocol
2004
Committed US$300 million to GHG reduction / energy efficiency by 2012 -
2007
invested US$430 million. Set target to reduce GHG intensity by 6% by 2012 - achieved 16%
Set target to maintain total GHG emissions below our 2006 baseline
2012
1996
Acknowledged the scientific consensus on climate change. Announced US$1 billion in projects to address GHG emissions and improve energy efficiency - achieved 6 million tonnes of reductions by 2000
2002
Set public target to reduce GHG intensity by 5% by 2007 - achieved 6%
2003
Participated in the first Carbon Disclosure Project
2006
Set target to reduce energy intensity by 13% by 2012 - achieved 15%
2010
Advocated six
principles for
effective
emissions
reduction
policies,
including a price
on carbon. Required all high emitting businesses to develop GHG abatement cost curve
2014
Abated 807,000 tonnes of GHG through Business greenhouse gas reduction projects
Environmental, Social and Governance briefing, 25 September 2014 Slide 12

Our position on climate change is clear bhpbilliton
resourcing the future
We accept the IPCC’s1 assessment that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable
We believe that the world must pursue twin objectives:
to limit climate change; and
provide access to energy to support economic growth and development
We will have more focus on energy efficiency, low emissions technology and building resilience to the impacts of climate change
There should be a price on carbon that addresses competitiveness concerns and achieves lowest cost emissions reductions
1. IPCC: Intergovernmental Panel on Climate Change.
Nelson Point
Environmental, Social and Governance briefing, 25 September 2014 Slide 13

We have an integrated approach to managing climate risk bhpbilliton
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We are taking action by reducing our emissions, increasing our climate resilience and working with others to develop effective policy and accelerate deployment of low emissions technologies.
Mitigation
Our target is to maintain total FY17 emissions below our FY06 baseline despite the growth in our business. To achieve this our businesses are required to implement projects that reduce emissions.
Adaptation
Climate risk assessments focused on improving business resilience are built into our corporate planning framework and investment decisions.
Technology
We continue to evaluate projects for investment that could lead to material emission reductions in our own operations and across our supply chains.
BMC
Environmental, Social and Governance briefing, 25 September 2014 Slide 14

We value the health and safety of our people
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Managing our health and safety risks
Our operations have systems in place to identify and effectively manage health and safety risks
We undertake assessments to verify that critical controls are effective in managing each material risk
Safety risks include aviation, security, hazardous materials, fire and explosion, vehicles and mobile equipment interactions
Health risks include carcinogenic substances, noise and musculoskeletal stressors
We focus on assessing whether the critical controls are deployed as designed and to the standard required
Jimblebar
Environmental, Social and Governance briefing, 25 September 2014
Slide 15

Keeping our people and operations safe
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FY14 safety and health performance
No fatalities at our operated assets
Total Recordable Injury Frequency (TRIF)1 of 4.2
22% decrease in the number of potential exposures to carcinogens and airborne contaminants compared to our FY12 baseline
19% increase in occupational illnesses in FY14
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10
8
6
4
2
0
down 51%
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
1. The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) by 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. We adopt the United States Government Occupational Safety and Health Administration Guidelines for the recording and reporting of occupational injuries and illnesses.
Environmental, Social and Governance briefing, 25 September 2014
Slide 16

We seek to minimise the environmental impact of our operations
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Managing our environmental risks
We aim to minimise our impacts and contribute to enduring benefits to biodiversity, ecosystems and other environmental resources
We focus on greenhouse gas emissions and energy use, biodiversity and land management and water
Our GLD focuses on controls to avoid, minimise and rehabilitate direct, indirect and cumulative impacts within our area of influence
We require our operations to set target environmental outcomes
Where unacceptable impacts to important biodiversity and ecosystems remain, we apply compensatory actions
BMA
Environmental, Social and Governance briefing, 25 September 2014
Slide 17

We seek to minimise the environmental impact of our operations
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FY14 environmental performance
No significant environmental incidents
GHG emissions reduced by 1.7 million tonnes compared to FY13 and remained below our FY06 baseline
Our operations with identified water-related material risks implemented projects to improve the management of water resources
Land and Biodiversity Management Plans in place at all of our operations
Financed the conservation and continuing management of areas of international or national significance in biodiversity and ecosystem value
Greenhouse gas emissions1
(millions of tonnes CO2-e)
60
FY06 baseline4
40
20
0
FY10 FY11 FY12 FY13 FY14
Scope 12
Scope 23
1. Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
2. Scope 1 refers to direct GHG emissions from controlled operations.
3. Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by controlled operations.
4. FY06 baseline will be adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction.
Environmental, Social and Governance briefing, 25 September 2014
Slide 18

We are committed to our local communities
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We respect and promote human rights
We engage regularly and openly with those interested in and impacted by our operations
We support partnerships that promote social and economic development and benefit the broader community
Airlie Beach Queensland
Environmental, Social and Governance briefing, 25 September 2014
Slide 19

We are investing in a sustainable future
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FY14 community performance
US$242 million1 invested in community programs
Successful performance against target for tenth consecutive year
US$9.9 billion gross taxes and royalties2
55% of spend was with local suppliers3
8,700 employees participated in the matched giving program
Community investment expenditure 4
(US$ million)
300
Expenditure
BHP Billiton corporate charatible entities
Target 5
200
100
0
FY04 FY06 FY08 FY10 FY12 FY14
1. The expenditure represents BHP Billiton’s equity share, for both operated and non operated joint venture operations.
2. Comprises income tax and royalty-related taxes paid, royalties paid in-kind and production-based royalties accrued, which approximate cash payments. Includes payroll taxes paid and payments of Fringe Benefits Tax.
3. Local spend refers to spend within the communities in which we operate.
4. Excludes expenditure from foundations and trusts.
5. 1% of pre-tax profits to be invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years’ pre tax profit.
Environmental, Social and Governance briefing, 25 September 2014 Slide 20

Our social investment projects have a real impact
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resourcing the future
Window of Opportunity 2011–2016
Project focus is on child health, nutrition and development (US$25 million over 5 years)
750,000 mothers and children will benefit throughout the program
Bush Blitz II 2014–2017
A nature discovery project that documents the plants and animals across Australia’s National Reserve
System
Bush Blitz I (2010–2013) discovered more than 700 new species of plants and added new distribution information for thousands of species
Mozambique
Tasmania
Environmental, Social and Governance briefing, 25 September 2014 Slide 21

Human Rights and Indigenous Relations
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Voluntary Commitments
Universal Declaration on Human Rights
Global Compact
ICMM1 position Statement on Indigenous Peoples and Mining
Voluntary Principles on Security and Human Rights
BHP Billiton Standards
Aligned with the UN Guidelines on Business and Human Rights
Human Rights profile has been augmented in Working with
Integrity – Code of Business Conduct which applies to all employees and key contractors
Zero Tolerance HSEC requirements for suppliers
Private security providers must be signatories to, or align with, the International Code of Conduct for Private Security Service Providers
All our assets are required to have
Human Rights Impact Assessments and Management Plans for material issues
Community Complaints and Grievance Mechanisms
Indigenous Engagement Programs
Cultural Awareness and Competency Training
1. ICMM: International Council on Mining and Metals.
Port Hedland
Environmental, Social and Governance briefing, 25 September 2014 Slide 22

Key themes
bhpbilliton
resourcing the future
Sustainability is a BHP Billiton Charter value
We believe high-quality governance supports long-term value creation
Our portfolio is resilient to a broad range of scenarios
We have a clear position on, and approach to, climate change
We have a comprehensive approach to sustainability risks
Our Health, Safety, Environment and Community (HSEC) framework is focused on effective control of these risks
Environmental, Social and Governance briefing, 25 September 2014 Slide 23 bhpbilliton
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Board governance (ASX and LSE primary listed)
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resourcing the future
Board
Risk & Audit Committee
Finance Committee
Delegation
Accountability
Remuneration Committee
Sustainability Committee
Nomination & Governance Committee
Forum on Corporate Responsibility
Business Risk & Audit Committees
Each Business RAC is chaired by a Board RAC member
The Board RAC receives the minutes of each Business RAC meeting
Each Business RAC Chair reports back to the Board RAC on material issues arising at their Business RAC meeting
CEO
Senior Management Group (GMC)
GMC minutes in Board Papers – items of interest discussed at meeting
Investment Committee
Capital above Group approval threshold approved by the Board
Financial Risk Management Committee
FRMC minutes are included in the papers for every Board RAC meeting and are discussed at the meeting
Management Committees Assisting CEO
Disclosure Committee
Continuous disclosure (price sensitive matters)
Periodic disclosures – e.g. Annual Report, 20-F
Reported to and discussed by Board and Committees where required
Environmental, Social and Governance briefing, 25 September 2014
Slide 25

Our sustainability performance targets
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resourcing the future
In FY13, we introduced new targets for FY14 – 17, focused on our most material HSEC risks
Zero fatalities at our operated assets
Year-on-year improvement of our TRIF1
Conduct annual reviews for alignment with the Voluntary Principles on Security and Human Rights and implement improvement plans to close out identified gaps
Reduce potential occupational exposure2 to carcinogens and airborne contaminants by 10%
No significant environmental incidents3 resulting from operations at our operated assets
We will maintain total greenhouse gas emissions below FY064 levels, while we continue to grow our business
All operations to develop dedicated management plans, including controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and ecosystems services
We will finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance
All operations with water-related material risks, inclusive of volume and quality considerations, will set targets and implement projects to reduce their impact on water resources
No significant community incidents resulting from operations at our operated assets
1% of pre-tax profits invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years’ pre-tax profit
All assets to have local procurement plans with targets included in their community development management plans
1. The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) by 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. We adopt the United States Government Occupational Safety and Health Administration Guidelines for the recording and reporting of occupational injuries and illnesses.
2. For exposures exceeding our FY12 baseline occupational exposure limits if not for the use of PPE.
3. A significant incident is one with a severity rating of four and above, based on our internal severity rating scale (tiered from one to seven by increasing severity), and aligned to our Risk Management GLD.
4. FY06 baseline will be adjusted for material acquisitions and divestments based on asset greenhouse gas emissions at the time of transaction.
Environmental, Social and Governance briefing, 25 September 2014
Slide 26

Socio-economic contribution

bhpbilliton
resourcing the future

Economic value for regional economies is generated through revenues, employee compensation and other operating costs, donations and other community investments, retained earnings and payments to capital providers and to governments

Economic value distribution

	Economic value generated US$ million	Economic value distributed US$ million					
	Revenues [1]	Operating costs [1][2]	Employee wages and benefits [1]	Payments to providers of capital		Payments to government [4]	
Region	Revenue and other income	Payment to suppliers, contractors, etc	Wages and benefits to employees	Shareholders dividends	Interest payments [3]	Gross taxes and royalties	Economic value retained [5] US$ million
Africa and Other	5,007	3,526	576	506	6	427	(34)
Australia and Asia	40,917	14,245	4,516	3,807	92	7,872	10,385
Europe	172	15	211	2,065	176	26	(2,321)
North America	9,468	3,570	834	8	469	116	4,471
South America	12,519	5,861	901	1	34	1,139	4,583
Total	68,083	27,217	7,038	6,387	777	9,580	17,084

(1) Amounts include revenues and costs determined on an accruals basis, consistent with the Group's audited financial statements.
(2) Operating costs relate to expenses recognised in the financial statements. They include expenditure paid to suppliers and contractors for materials and services and exclude employee wages and benefits, payments to governments, depreciation, amortisation and impairments.
(3) This is interest expense on debt for BHP Billiton, determined on an accruals basis.
(4) Comprises income tax and royalty-related taxes paid, royalties paid in-kind and production-based royalties accrued, which approximate cash payments. Excludes payroll taxes paid and payments of Fringe Benefits Tax of US$308 million.
(5) Calculated as economic value generated less economic value distributed.

Environmental, Social and Governance briefing, 25 September 2014

Slide 27

Our local partnerships strengthen communities
bhpbilliton
resourcing the future
Chilean Museum of Pre-Columbian Art
Chile
Zamzama
Pakistan
Upper Guajira
Colombia
Perth
Australia
Environmental, Social and Governance briefing, 25 September 2014
Slide 28

Social investment examples:
Improving livelihoods and agreement making
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resourcing the future
ANDA Project, Colombia
US$29 million over 5 years
Lead partner – Global Communities
Addresses the needs of internally displaced persons and vulnerable communities
Provides vulnerable rural communities with practical solutions to help them achieve greater social stability and access to basic services
Helps women, youth, Afro-Colombians and indigenous persons living in and around the cities of Monteria and Cartagena to access employment or enterprise opportunities
Aims to assist 59,000 of Colombia’s most vulnerable people over the life of the project
First Nations Agreement, Canada
The Opportunities Agreement with the Kawacatoose, Day Star and Muskowekwan First Nations is the first of its kind in the potash industry
Creates new and innovative ways for BHP Billiton to work with the communities to provide an environmentally sustainable, economically inclusive future
Includes mutually beneficial employment, business and community development opportunities
Addresses sharing of information important to environmental management practices
ANDA Project
Colombia
Saskatchewan
Canada
Environmental, Social and Governance briefing, 25 September 2014
Slide 29